Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.D.

Policies With Respect to Securities Investments

During the six months ended June 30, 2005, the Board of Directors of Dreyfus Founders Funds, Inc. (the "Registrant") approved the elimination of the Registrant's policy that the aggregate initial margin and premiums required to establish futures contracts, options on futures contracts, and options on foreign currencies (excluding the amount by which options are "in-the-money" at the time of purchase), that are not for bona fide hedging purposes, traded on a Commodity Futures Trading Commission-regulated exchange, may not exceed 5% of the liquidation value of a Fund's portfolio (after taking into account unrealized profits and unrealized losses on any contracts the Fund has entered into), effective as of May 1, 2005.